SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 7)



                                 EMACHINES, INC.
                       (Name of Subject Company (Issuer))

                                EM HOLDINGS, INC.
                            EMPIRE ACQUISITION CORP.
                                  LAP SHUN HUI
                    (Name of 14d-1 and 13e-3 Filing Persons)

                                 EMACHINES, INC.
                     (Name of 13e-4 and 13e-3 Filing Person)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   29076P 10 Z
                      (CUSIP Number of Class of Securities)


     LAP SHUN (JOHN) HUI                                WAYNE R. INOUYE
       7373 HUNT AVENUE                           14350 MYFORD ROAD, SUITE 100
GARDEN GROVE, CALIFORNIA 92841                      IRVINE, CALIFORNIA 92606
        (714) 890-8388                                   (714) 481-2828

  (Name, address, and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


            With a copy to:                            With a copy to:
         MURRAY MARKILES, ESQ.                        JOHN A. FORE, ESQ.
AKIN, GUMP, STRAUSS, HAUER & FELD L.L.P.            STEVE L. CAMAHORT, ESQ.
   2029 CENTURY PARK EAST, SUITE 2400           WILSON SONSINI GOODRICH & ROSATI
     LOS ANGELES, CALIFORNIA 90067                 PROFESSIONAL CORPORATION
             (310) 229-1000                           650 PAGE MILL ROAD
                                                  PALO ALTO, CALIFORNIA 94304
                                                        (650) 493-9300

                                   -----------

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
      ----------------------                     ----------------------
           $164,265,587                                  $32,854

* Estimated for purposes of filing fee only. Calculated based on the product of $1.06, the per share tender offer price for all the outstanding shares of common stock of eMachines, Inc. (the "Common Stock"), multiplied by 154,967,534 (which includes 9,415,955 shares issuable pursuant to the exercise of outstanding stock options).

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Empire Acquisition Corp. for the shares of Common Stock and the shares of common stock issuable pursuant to the outstanding options.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid....$32,854            Filing Parties..EM Holdings, Inc.
                                                             Empire Acquisition
                                                                Corp.
                                                             Lap Shun Hui
                                                             (14d-1 and 13e-3
                                                                filing parties)
                                                             eMachines, Inc.
                                                             (13e-4 and 13e-3
                                                                filing party)
Form or Registration No....Schedule TO        Date Filed......November 27, 2001
                           Amend. No. 4                       December 20, 2001
                           to Schedule TO


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|  third-party tender offer subject to Rule 14d-1.
     |X|  issuer tender offer subject to Rule 13e-4.
     |X|  going-private transaction subject to Rule 13e-3.
     |X|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|



                         (Continued on following pages)

CUSIP No.  9076P102                    13D                   Page 3 of 12 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        LAP SHUN HUI
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

        BK, AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                135,910,278
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                135,910,278

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        135,910,278
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        90.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

        IN
________________________________________________________________________________

CUSIP No.  9076P102                    13D                   Page 4 of 12 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        EMPIRE ACQUISITION CORP.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

        BK, WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     135,910,278

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                135,910,278
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     135,910,278

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                135,910,278

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        135,910,278
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        90.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

        CO
________________________________________________________________________________

CUSIP No.  9076P102                    13D                   Page 5 of 12 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        EM HOLDINGS, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

        BK, AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                135,910,278
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                135,910,278

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        135,910,278
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        90.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

        CO
________________________________________________________________________________

CUSIP No.  9076P102                    13D                   Page 6 of 12 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        KOREA DATA SYSTEMS (USA), INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

        CO
________________________________________________________________________________

     This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on November 27, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on November 29, 2001, Amendment No. 2 filed with the SEC on December 5, 2001, Amendment No. 3 filed with the SEC on December 17, 2001, Amendment No. 4 filed with the SEC on December 20, 2001, Amendment No. 5 filed with the SEC on December 20, 2001 and Amendment No. 6 filed with the SEC on December 21, 2001 (the "Schedule TO"), relating to the offer by Empire Acquisition Corp. (the "Purchaser"), a Delaware corporation and a direct wholly-owned subsidiary of EM Holdings, Inc. (the "Parent"), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock of eMachines, Inc. (the "Company"), a Delaware corporation, at a price of $1.06 per share of common stock, net to the seller in cash, without interest, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 27, 2001 (the "Offer to Purchase"), the Amendment and Supplement to the Offer to Purchase, dated December 20, 2001 ("Supplement"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase, the Supplement and the Letter of Transmittal were filed as Exhibits (a)(1), (a)(10) and (a)(2), respectively, to the Schedule TO, as amended.

ALL ITEMS.

     The information in the Schedule TO, as amended, is hereby expressly incorporated herein by reference in response to all of the items of this Amendment No. 7, except as otherwise set forth below. You should read this amendment together with the Schedule TO we filed on November 27, 2001, the Amendment No. 1 to Schedule TO we filed on November 29, 2001, the Amendment No. 2 to Schedule TO we filed on December 5, 2001, the Amendment No. 3 to Schedule TO we filed on December 17, 2001, the Amendment No. 4 to Schedule TO we filed on December 20, 2001, the Amendment No. 5 to Schedule TO we filed on December 20, 2001 and the Amendment No. 6 to Schedule TO we filed on December 21, 2001.

ITEM 1

     Item 1 of Schedule TO is hereby amended and supplemented by including the following:

     The offering period expired at 9:00 a.m., New York City time, on Friday, December 28, 2001. The full text of the press release we issued on December 28, 2001 announcing the expiration of the offer and the acceptance of tendered shares for payment is filed as Exhibit (a)(16) hereto.

ITEM 4

        Item 4 of Schedule TO is hereby amended and supplemented by including the following:

     The offering period expired at 9:00 a.m., New York City time, on Friday, December 28, 2001. The full text of the press release we issued on December 28, 2001 announcing the expiration of the offer and the acceptance of tendered shares for payment is filed as Exhibit (a)(16) hereto.

ITEM 8  INTEREST IN THE SECURITIES OF THE COMPANY.

     Item 8 of Schedule TO is hereby amended and supplemented by include the following information:

     The offering period expired at 9:00 a.m., New York City time, on Friday, December 28, 2001. We accepted for payment all shares validly tendered during the offering period. We were informed by the depositary that the shares tendered in the offering period totaled 128,612,070 shares. On December 31, 2001, pursuant to our option agreement with eMachines, we purchased 5,461,858 shares of common stock from eMachines at $1.06 per share, the same per share purchase price provided for in the offer. The shares tendered and accepted in the offer together with the shares purchased from eMachines pursuant to the option represent 90% of the outstanding shares of eMachines.

     The full text of the press release we issued on December 28, 2001 announcing the expiration of the offer and the acceptance of tendered shares for payment is filed as Exhibit (a)(16) hereto.

ITEM 12.

(a)(1)  Offer to Purchase, dated November 27, 2001.(1)
(a)(2)  Letter of Transmittal.(1)
(a)(3)  Notice of Guaranteed Delivery.(1)
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(6)  Text of Press Release issued by EM Holdings, Inc. on November 9,
        2001.(2)
(a)(7) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on November 20, 2001.(3)
(a)(8) Summary Advertisement published in the Wall Street Journal on November 27, 2001.(1)
(a)(9) Text of Press Release issued by EM Holdings, Inc. and eMachines Inc. on December 14, 2001.(5)
(a)(10) Amendment and Supplement to Offer to Purchase, dated December 20, 2001.
        (14)
(a)(11) Schedule 14D-9 filed by eMachines, Inc. on November 27, 2001, as amended or supplemented from time to time.(6)
(a)(12) Letter to the Stockholders of eMachines, Inc., dated November 27,
        2001.(6)
(a)(13) Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.(6)
(a)(14) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on December 19, 2001. (14)
(a)(15) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on December 20, 2001.(15)
(a)(16) Text of Press Release issued by EM Holdings, Inc. on December 28, 2001.
(b)(1) Credit Agreement, dated November 26, 2001, by and among Empire Acquisition Corp., EM Holdings, Inc., UBS AG, Stamford Branch and UBS Warburg LLC.(1)
(c)(1) Fairness Opinion, dated as of November 19, 2001, by Credit Suisse First Boston.(1)
(c)(2) Fairness Opinion, dated as of November 19, 2001, by Averil Capital Markets Group, Inc.(1)
(c)(3) Presentation to the Board of Directors by Credit Suisse First Boston Corporation on November 18, 2001. (14)
(d)(1) Amended and Restated Agreement and Plan of Merger, dated November 26, 2001, by and among EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.(1)
(d)(2) Buyer Option Agreement, dated November 19, 2001, by and among EM Holdings, Inc., Empire Acquisitions Corp. and eMachines, Inc.(3)
(d)(3) Stock Purchase Agreement, dated October 30, 2001, by and between Lap Shun Hui and ideallab! Holdings, L.L.C.(4)
(d)(4) Confidentiality Agreement, dated November 12, 2001, by and among EM Holdings, Inc., eMachines, Inc. and Lap Shun (John) Hui.(1)
(d)(5) Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated December 14, 2001, by and among EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc. (14)
(d)(6)  Employment Agreement dated February 23, 2001 with Wayne R. Inouye.(7)
(d)(7)  Employment Agreement dated April 30, 2001 with Adam Andersen.(8)
(d)(8)  Employment Agreement dated May 1, 2001 with Mike Zimmerman.(9)
(d)(9)  Employment Agreement dated May 7, 2001 with Bob Davidson.(9)
(d)(10) Form of Indemnification Agreement.(10)
(d)(11) Subordinated Promissory Note dated as of June 7, 1999 for Korea Data Systems America, Inc.(10)

(d)(12) Original Design Manufacture Agreement between TriGem Computer, Inc. and eMachines, Inc. dated as of January 24, 2000.(11)
(d)(13) Amendment No. One to Original Design Manufacture Agreement between eMachines and TriGem Computer, Inc.(12)
(d)(14) Amendment No. Two to Original Design Manufacture Agreement between TriGem, dated as of October 31, 2001, between eMachines, Inc. and TriGem Computer, Inc.(13)
(d)(15) Settlement and Release Agreement, dated as of October 31, 2001, between eMachines, Inc., TriGem Computer, Inc. and TriGem American Corporation.(13)
(f) Section 262 of the Delaware General Corporation Law regarding appraisal rights.(1)
(g)     None.
(h)     None.

------------------
(1) Previously filed on Schedule TO with the SEC on November 27, 2001 by EM Holdings, Inc., Empire Acquisition Corp., Lap Shun (John) Hui and eMachines, Inc.
(2) Previously filed on Schedule TO-C filed with the SEC on November 14, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun Hui.
(3) Previously filed on Schedule TO-C with the SEC on November 20, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui and on Schedule 14D-9 filed with the SEC on November 27, 2001 by eMachines, Inc.
(4) Previously filed on Schedule 13D filed with the SEC on November 9, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui.
(5) Previously filed on Amendment No. 3 to Schedule TO with the SEC on December 17, 2001 by EM Holdings, Inc., Empire Acquisition Corp. and Lap Shun (John) Hui.
(6) Previously filed on Schedule 14D-9 with the SEC on November 27, 2001, as amended and supplemented from time to time, by eMachines, Inc.
(7)     Previously filed on Form 8-K with the SEC on March 8, 2001 by eMachines,
        Inc.
(8) Previously filed on Form 8-K with the SEC on April 27, 2001 by eMachines, Inc.
(9)     Previously filed on Form 8-K with the SEC on May 8, 2001 by eMachines,
        Inc.
(10) Previously filed on Form S-1 Registration Statement with the SEC on August 31, 1999 by eMachines, Inc.
(11) Previously filed on Form S-1 Registration Statement with the SEC on March 2, 2000 by eMachines, Inc.
(12) Previously filed on Form 8-K with the SEC on January 24, 2000 by eMachines, Inc.
(13) Previously filed on Form 8-K with the SEC on November 30, 2001 by eMachines, Inc.
(14) Previously filed on Amendment No. 4 to Schedule TO with the SEC on December 20, 2001 by EM Holdings, Inc., Empire Acquisition Corp., Lap Shun (John) Hui and eMachines, Inc.
(15) Previously filed on Amendment No. 6 to Schedule TO with the SEC on December 21, 2001 by EM Holdings, Inc., Empire Acquisition Corp., Lap Shun (John) Hui and eMachines, Inc.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2001                EM HOLDINGS, INC.


                                         By:     /S/ LAP SHUN HUI
                                               --------------------------------
                                         Name:   Lap Shun Hui
                                         Title:  President


Dated:  December 31, 2001                EMPIRE ACQUISITION CORP.


                                         By:     /S/ LAP SHUN HUI
                                               --------------------------------
                                         Name:   Lap Shun Hui
                                         Title:  President



Dated:  December 31, 2001                By:     /S/ LAP SHUN HUI
                                               --------------------------------
                                         Name:   Lap Shun Hui



Dated:  December 31, 2001                EMACHINES, INC.


                                         By:     /S/ ADAM ANDERSEN
                                               --------------------------------
                                         Name:   Adam Andersen
                                         Title:  Senior Vice President and
                                                 Chief Operating Officer

                                  EXHIBIT INDEX

(a)(1)  Offer to Purchase, dated November 27, 2001.(1)
(a)(2)  Letter of Transmittal.(1)
(a)(3)  Notice of Guaranteed Delivery.(1)
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(6)  Text of Press Release issued by EM Holdings, Inc. on November 9,
        2001.(2)
(a)(7) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on November 20, 2001.(3)
(a)(8) Summary Advertisement published in the Wall Street Journal on November 27, 2001.(1)
(a)(9) Text of Press Release issued by EM Holdings, Inc. and eMachines Inc. on December 14, 2001.(5)
(a)(10) Amendment and Supplement to Offer to Purchase, dated December 20, 2001.
        (14)
(a)(11) Schedule 14D-9 filed by eMachines, Inc. on November 27, 2001, as amended or supplemented from time to time.(6)
(a)(12) Letter to the Stockholders of eMachines, Inc., dated November 27,
        2001.(6)
(a)(13) Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.(6)
(a)(14) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on December 19, 2001. (14)
(a)(15) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on December 20, 2001.(15)
(a)(16) Text of Press Release issued by EM Holdings, Inc. on December 28, 2001.
(b)(1) Credit Agreement, dated November 26, 2001, by and among Empire Acquisition Corp., EM Holdings, Inc., UBS AG, Stamford Branch and UBS Warburg LLC.(1)
(c)(1) Fairness Opinion, dated as of November 19, 2001, by Credit Suisse First Boston.(1)
(c)(2) Fairness Opinion, dated as of November 19, 2001, by Averil Capital Markets Group, Inc.(1)
(c)(3) Presentation to the Board of Directors by Credit Suisse First Boston Corporation on November 18, 2001. (14)
(d)(1) Amended and Restated Agreement and Plan of Merger, dated November 26, 2001, by and among EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.(1)
(d)(2) Buyer Option Agreement, dated November 19, 2001, by and among EM Holdings, Inc., Empire Acquisitions Corp. and eMachines, Inc.(3)
(d)(3) Stock Purchase Agreement, dated October 30, 2001, by and between Lap Shun Hui and ideallab! Holdings, L.L.C.(4)
(d)(4) Confidentiality Agreement, dated November 12, 2001, by and among EM Holdings, Inc., eMachines, Inc. and Lap Shun (John) Hui.(1)

(d)(5) Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated December 14, 2001, by and among EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc. (14)
(d)(6)  Employment Agreement dated February 23, 2001 with Wayne R. Inouye.(7)
(d)(7)  Employment Agreement dated April 30, 2001 with Adam Andersen.(8)
(d)(8)  Employment Agreement dated May 1, 2001 with Mike Zimmerman.(9)
(d)(9)  Employment Agreement dated May 7, 2001 with Bob Davidson.(9)
(d)(10) Form of Indemnification Agreement.(10)
(d)(11) Subordinated Promissory Note dated as of June 7, 1999 for Korea Data Systems America, Inc.(10)
(d)(12) Original Design Manufacture Agreement between TriGem Computer, Inc. and eMachines, Inc. dated as of January 24, 2000.(11)
(d)(13) Amendment No. One to Original Design Manufacture Agreement between eMachines and TriGem Computer, Inc.(12)
(d)(14) Amendment No. Two to Original Design Manufacture Agreement between TriGem, dated as of October 31, 2001, between eMachines, Inc. and TriGem Computer, Inc.(13)
(d)(15) Settlement and Release Agreement, dated as of October 31, 2001, between eMachines, Inc., TriGem Computer, Inc. and TriGem American Corporation.(13)
(f) Section 262 of the Delaware General Corporation Law regarding appraisal rights.(1)
(g)     None.
(h)     None.

------------------

(1) Previously filed on Schedule TO with the SEC on November 27, 2001 by EM Holdings, Inc., Empire Acquisition Corp., Lap Shun (John) Hui and eMachines, Inc.
(2) Previously filed on Schedule TO-C filed with the SEC on November 14, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun Hui.
(3) Previously filed on Schedule TO-C with the SEC on November 20, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui and on Schedule 14D-9 filed with the SEC on November 27, 2001 by eMachines, Inc.
(4) Previously filed on Schedule 13D filed with the SEC on November 9, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui.
(5) Previously filed on Amendment No. 3 to Schedule TO with the SEC on December 17, 2001 by EM Holdings, Inc., Empire Acquisition Corp. and Lap Shun (John) Hui.
(6) Previously filed on Schedule 14D-9 with the SEC on November 27, 2001, as amended and supplemented from time to time, by eMachines, Inc.
(7)     Previously filed on Form 8-K with the SEC on March 8, 2001 by eMachines,
        Inc.
(8) Previously filed on Form 8-K with the SEC on April 27, 2001 by eMachines, Inc.
(9)     Previously filed on Form 8-K with the SEC on May 8, 2001 by eMachines,
        Inc.
(10) Previously filed on Form S-1 Registration Statement with the SEC on August 31, 1999 by eMachines, Inc.
(11) Previously filed on Form S-1 Registration Statement with the SEC on March 2, 2000 by eMachines, Inc.
(12) Previously filed on Form 8-K with the SEC on January 24, 2000 by eMachines, Inc.
(13) Previously filed on Form 8-K with the SEC on November 30, 2001 by eMachines, Inc.
(14) Previously filed on Amendment No. 4 to Schedule TO with the SEC on December 20, 2001 by EM Holdings, Inc., Empire Acquisition Corp., Lap Shun (John) Hui and eMachines, Inc.
(15) Previously filed on Amendment No. 6 to Schedule TO with the SEC on December 21, 2001 by EM Holdings, Inc., Empire Acquisition Corp., Lap Shun (John) Hui and eMachines, Inc.

                                EXHIBIT (a)(16)



                                   NEWS
                                   FOR IMMEDIATE RELEASE

                                   Contact:  Diana Maranon
                                             Averil Capital Markets Group, Inc.
                                             (310) 553-5351




          EM HOLDINGS, INC. COMPLETES TENDER OFFER FOR EMACHINES, INC.



     IRVINE, CALIF., DEC. 28, 2001 -EM Holdings, Inc. today announced that the offering period of its tender offer by its wholly owned subsidiary Empire Acquisition Corp. to purchase all of the outstanding shares of common stock of eMachines, Inc. (OTCBB.EEEE) expired Friday December 28, 2001, at 9 a.m. Eastern time.

     Following the expiration, the preliminary results of tender offer show that the shares tendered totaled 128,612,070 of the outstanding shares of eMachines common stock.

     Empire Acquisition Corp. has accepted for purchase and payment all of the shares that were validly tendered in the offering period of the tender offer.

     EM Holdings intends to merge Empire Acquisition Corp. into eMachines in order to acquire all the shares of eMachines common stock that remain outstanding. As a result of the merger, each share of eMachines common stock will be converted into the right to receive $1.06 per share.

ABOUT EMACHINES, INC.

eMachines, Inc. (OTCBB:EEEE) is a leading provider of affordable, high-value personal computers. Founded in September 1998, eMachines began selling its low-cost eTower(R) desktop computers in November 1998. In June 1999, eMachines sold the third-highest number of PCs through retailers in the United States, according to leading market research organizations, and presently holds this number three market share position. Since inception, eMachines has shipped more than four-million PCs through leading national and international retailers, catalog and online merchandisers. Approximately one of every two eMachines consumers is a first-time PC buyer, based on owner registrations with eMachines. eMachines' Web site is located at http://www.emachines.com.

This press release may contain forward-looking statements relating to future events and results that are based on eMachines' current expectations. These statements relate to the outlook and prospects for eMachines and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the execution of definitive documentation in connection with the agreement in principle, litigation in which eMachines is or may become involved, the ability of eMachines to consummate the transaction with EM Holdings, the level of demand for eMachines' products and services, eMachines' and its suppliers' ability to timely develop, deliver, and support new and existing products and services, eMachines' ability to manage and liquidate its inventory, reduce operating expenses and predict changes in the PC market, the cost and availability of key product components, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, eMachines' ability to enter new markets and improve customer service, and overall market conditions, including demand for computers.


                                    Page 2